Filed by MacDonald, Dettwiler and Associates Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: DigitalGlobe, Inc.

Commission File No.: 001-34299

1

MDA Acquisition of DigitalGlobeFebruary 28, 2017

SSL MDA Proprietary

Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

2 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Forward-Looking Statement

Certain statements and other information included in this presentation constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Statements including words such as “may”, “will”, “could”, “should”, “would”, “plan”, “potential”, “intend”, “anticipate”, “believe”, “estimate” or “expect” and other words, terms and phrases of similar meaning are forward-looking statements. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements include, but are not limited to, statements as to MDA’s management’s expectations with respect to: the benefits of the transaction, including future financial and operating results, and strategic and integration opportunities; the combined company’s plans, objectives, expectations and intentions; expectations for sales growth, synergies, earnings and performance; shareholder value; and other statements that are not historical facts.This presentation also contains forward-looking statements regarding the anticipated completion of the transaction and timing thereof.

Forward-looking statements in this presentation are based on certain key expectations and assumptions made by MDA, including expectations and assumptions concerning: market and general economic conditions; growth in demand for products and services of the combined company; currencyexchange and interest rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future debt ratings; the availability and cost oflabor, services and materials; and the receipt, in a timely manner, of regulatory, stock exchange, shareholder and other third party approvals in respect of the transaction. Although MDA’s management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because MDA can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this presentation. Some of the key risks and uncertainties include, but are not limited to: changes in government priorities, mandates, policies, funding levels, contracts and regulations, including the grant and maintenance of security clearances, loss or reduction in scope of any of our primary contracts, or decisions by customers not to exercise renewal options; growth in the businesses of our customers and the ability of our customers to develop new services; inherent risks of performance on firm fixed price construction contracts and termination of contracts by customers for convenience; decreaseindemand for our products and services; failure to maintain technological advances and offer new products to retain customers and market position;reliance on a limited number of vendors to provide certain key products or services to us; breach of our system security measures or loss of our secure facility clearance and accreditation; the loss or damage to any of our satellites; delays in the construction and launch of any of our satellites or our ability to achieve and maintain full operational capacity of all our satellites; potential for product liability or the occurrence of defects in products or systems and resulting loss of revenue and harm to our reputation;detrimental reliance on third parties for data; interruption or failure of our ground systems and other infrastructure; increased competition that may reduce our market share or cause us to lower our prices; changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; our ability to recruit, hire or retain key employees or a highly skilledand diverse workforce; potential for work stoppages;failure to obtain or maintain required regulatory approvals and licenses; failure to comply with environmental regulations;and changes in U.S., Canadian or foreign law or regulation that may limit our ability to distribute our products and services. There are also risks that are inherent in the nature of the transaction, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two companies; and failure to obtain any required regulatory and other approvals (or to do so in a timely manner). The anticipated timeline for completion of the transaction may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed or the need for additional time to satisfythe conditions to the completion of the transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this presentation concerning the timing of the transaction. Additional information concerning these and other risk factors can be found in MDA’s filings with Canadian securities regulatory authorities, which are available online under MDA’s profile at www.sedar.comor on MDA’s website at www.mdacorporation.com.

The forward-looking statements contained in this presentation are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. MDA disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable securities legislation.

3 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Additional Information About the Merger and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of Macdonald, Dettwiler and Associates Ltd. (“MDA”).In connection with the proposed merger, MDA intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders.The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER.Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.comor by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3.Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.comor by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120thAve., Westminster, CO 80234.

In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders.The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER.Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.comor by contacting the contact above.

4 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger.However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger.Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on April 14, 2016.Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC.These documents can be obtained free of charge from the sources indicated above.

Maximizes Value for DigitalGlobe Shareowners with Cash and Upside from Ownership in More Diversified Company

Upside Potential for Combined Company	• Creates leading provider of satellites, Earth imagery, geospatial data solutions and analytics • Increase scale and diversifies revenue base • Provides shareowners participation in upside of combined entity with equity stake of 37%
Roadmap to Completion & Seamless Transition	• DigitalGlobe to operate as standalone division of SSL MDA Holdings, retaining brand, name and headquarters • Ultimate parent of DigitalGlobe incorporated in U.S. by end of 2019, subject to customary approvals • Expected to close in H2 2017

Concentration and Diversification

EV Concentration



DigitalGlobe
Pro Forma
EV SLA
Other

Reduces EnhancedView SLA contract concentration

Markets



DigitalGlobe
Pro Forma
U.S. Government
Other

Increases non-USG revenue as a % of total

SSL MDA
SSL MDA Proprietary *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page*
5

MacDonald, Dettwiler & Associates Ltd.

February 28, 2017

SSL MDA Holdings, Inc Proprietary

This document may contain data and/or information proprietary (competition sensitive) to SSL MDA Holdings, Inc. This data/ information shall not be disclosed, disseminated or reproduced, in whole or in part, without the express prior written approval of SSL MDA Holdings, Inc.

6

7 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Company History & Overview

MacDonald, Dettwiler& Associates Ltd. (“MDA”) was founded in 1969 in Vancouver, B.C.

Space Systems and Information Solutions company

Technology portfolio includes communications and remote sensing satellites, robotics, surveillance and intelligence Systems, geospatial data, analytics and services

Surveillance and Intelligence Systems

Multi-platform, multi-sensor systems for Intelligence, Surveillance & Reconnaissance

Robotic Systems

Extending human capability to perform challenging tasks in hostile environments

Geospatial Data and Analystics

Delivering timely multi-source geospatial intelligence products and services

Satellite Communications Systems

Connecting people and organizations across land, sea and air

8 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page MacDonald DettwilerToday

Employees by Market Area

December 2016 4,800

Employees by Geography

December 2016 4,800

Revenue by Geography for the Year Ended

December 2016 C$2.064 Billion

Surveillance and Intelligence

Communications

Canada

International

United States

Canada

United States

Europe

Asia

South America

Australia

9 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page New MDA Corporate Structure-Path to U.S Domestication

MacDonald, Dettwiler& Associates Ltd. (MDA)

CANADA

SSL MDA Holdings Inc.

U.S.A.

Public Co.

Board of Directors

Operating Co.

Board of Directors

SSL

Palo Alto, CA

Satellites and Space Systems

MDA

Richmond, B.C.

Surveillance and Intelligence

MDA

Brampton, Ont.

Robotics and Automation

MDA

Montreal, Que.

Satellite

Systems

MDA

Gaithersburg, MD

Mission

Systems

Operating under a Security Control Agreement

with the U.S. Department of Defense

10 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page SSL (Space Systems Loral) Capabilities

27 September 2016 ?Overview

SSL is the world leader in commercial GEO communications satellites30% market share (2x next largest competitor)

SSL-built satellites provide services to the entire populated surface of the Earth —billions of people depend on SSL satellites

80+ satellites on orbit with 99.9998% availability

Space-proven “1300” satellite busHighest power with flexibility for broad range of applications and launch requirements

Space-proven “100” small satellite busLEO remote sensing platform

People –Passion –PerformanceA culture of open collaboration with customers

Experienced workforce with a passion for excellence

Located in Palo Alto, CA and able to attract the technology and talent of Silicon Valley

11 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page SSL Built Satellites Help Shape Today’s World

Meteorological Satellites

Weather

Digital Audio Radio Satellites

Mobile Audio and Data

Digital Multimedia Satellites

Mobile Entertainment

SSL Global Customers



Echostar
Sirius XM
United States



Telesat
Canada



Hispasat
Spain



Eutelsat
France



Es'hailSat
Qatar



Azercosmos
Azerbaijan



Optus
NBN
Australia



Telenor
Norway



Intelsat
SES
Luxembourg



Bulgaria Sat
Bulgaria



Satmex/Eutelsat Americas
Mexico



AsiaSat
ABS
Hong Kong



Embratel Star One
Brazil



BRI
PSN
Telkom
Indonesia



Sky Perfect JSAT
B-SAT
Japan

SSL MDA
SSL MDA Proprietary *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page*
12

13 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page NASA Missions and Technology Demonstrations

Payload Orbital Delivery System (PODS)

Dragonfly

LunarAtmosphereDustEnvironmentExplorer (LADEE)

Psyche

20 September 2016 ?Overview

KaHigh Gain Antenna

(Solar Dynamics Observatory)

GRACE

KaCross-links (GRACE and GRAIL)

Batteries & Robotic Arm (ISS)

MARS Robotic Arms

Restore-L (LEO Satellite Servicing)

MDA Information Systems Group Capabilities



Communication Satellites
Remote Sensing Satellites
Airborne Radar
Space Robotics
UAV Services
Flight Planning Software
Satellite Groundstations
Ship Systems
Command & Control Systems
Geospatial Services

SURVEILLANCE • INTELLIGENCE • COMMUNICATIONS • ADVANCED TECHNOLOGY

SSL MDA

SSL MDA Proprietary *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page*

14

15 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page MDA Information Systems Group Customers

BAE Systems

Boeing Corporation

Canadian Department of National Defence

Canadian Space Agency (CSA)

DigitalGlobe

EADS Astrium

European Space Agency (ESA)

Federal Aviation Administration (FAA)

Lockheed Martin

NASA

National Geospatial-Intelligence Agency

RapidEyeAG

Raytheon

Royal Australian Air Force

Thales AleniaSpace

U.S. Air Force

Government and Commercial Customer Examples:

A world-class supplier of space-based and airborne surveillance solutions, satellite ground stations, and associated geospatial information services

16 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Surveillance and Intelligence

MDA is a world leader with decades of heritage in the design, development, integration and commissioning of end-to-end space-based radar satellite missions including ground segments, operations and associated information services

Radar Missions

Maritime Information Systems

Ship combat/electronic systems, command and control systems, operational trainers and maritime surveillance systems

MDA offers a full range of multi-satellite remote sensing (radar and optical) ground systems for planning, tasking, receiving, processing, archiving and exploitation of satellite imagery

More than 50 systems installed in over 25 different countries, processing data from over 20 satellites

Ground Systems:

17 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Geospatial Data, Analytics and Services

As the operator and worldwide commercial data distributor for the RADARSAT-2 satellite, MDA is one of the largest satellite radar data providers worldwide

Satellite Data Distribution:

Value-Added Information Services:

Intelligence Information Services:

MDA provides geospatial information and monitoring services derived from radar imagery and other sources to customers in defense, weather, transportation, energy and mining, and civilian sectors

Through its separate US proxy company MDA IS LLC, MDA provides critical geospatial information and change detection services to the US intelligence community

18 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Robotics and Automation

World Leader with long term heritage in space robotics.

Provider of robotics for International Space Station (“Canadarm” and “Dextre”).

Developing next-generation space automation capabilities for planetary exploration and on-orbit satellite servicing and repair.

On-site engineering support for major space programs.

Terrestrial applications include microsurgery, nuclear facility servicing, and others.

19 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Strategic Rationale

ExpandedCapabilities

Creates a leading provider of end-to-end satellite, imagery and geospatial solutions

Combines MDA’s radar and DigitalGlobe’shigh-resolution optical imaging capabilities

Increases breadth and depth in geospatial analytics and value-added services

Greater Scale and Market Access

Increases scale to serve larger programs and address more complex customer mission needs

Provides greater access to U.S. Government and international customers

Combines best-in-class talent, improving the ability to innovate and enter new markets

Diversified Portfolio

Diversifies MDA’s portfolio with the addition of more predictable data and services revenue

Expands MDA’s addressable market and enables growth in attractive adjacent segments

Strong Pro Forma Financials

Contributes significant profitability

Transaction is expected to be accretive to Operating EPS in 2018

Attractive Synergies

Enables revenue synergies through complementary capabilities and ability to address larger programs

Eliminate public company costs, leverage combined procurement, access scale economics

Expands and leverages SSL’s manufacturing capabilities for future satellite constellations

20 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Expanded Capabilities and Vertical Systems Integration

End-to-end system design for improved efficiency and effectiveness

Vertical integration

for lower cost and speed-to-market

Deeper and broader analytics and solutions

Communications

Satellites

Remote Sensing and

Imaging Satellites

Satellite Manufacturing

Ground Station

Provider

Data Analytics

Customers

SSL MDA Proprietary

Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Strong Pro Forma Financials

CY16 Revenue

(C$ in Millions)



$2,064
$953
$3,017
MDA
DigitalGlobe
Pro Forma

CY16 EBITDA

(C$ in Millions)



$354
$527
$881
MDA
DigitalGlobe
Pro Forma

CY16 EBITDA Margin



17%
55%
29%
MDA
DigitalGlobe
Pro Forma

Note: Does not include synergies expected to be realized
All dollar amounts are presented in Canadian dollars. Based on a constant C$ / US$ exchange rate of 0.7612

SSL MDA
SSL MDA Proprietary

Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page
21

22 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Anticipated Synergies

Elimination of duplicate public company costs

Procurement savings

Operational benefits of increased scale

Scale efficiencies from satellite vertical integration

Optical and radar imagery data cross-selling opportunities

Remote sensing satellite manufacturing opportunities

End-to-end international system sales

Large geospatial services contracts opportunities

Revenue Synergies

Identified Cost Synergies

C$75M-C$150M

in run-rate synergies by 2019

Note: Based on a constant C$ / US$ exchange rate of 0.7612

23 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page MDA Post-Transaction Financial Aspirations 5-Yr CAGRTargets

Revenue    6-8%

EBITDA    8-10%

EBITDA Margins    28-30%

5-Yr Averages

Capex Pct to Revenue    10-11%

Capex Pct to EBITDA    34-36%

Interest Range    4.25-4.75%

Tax Accounting    Mid Single Digit

Tax Cash    Low Single Digit

24 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page SignificantCashFlowGenerationSupportsProFormaLeverage

Under3.0x by 2020

NetDebt/Adj.EBITDA

4.1x

2018

2019

2020

2021

3.0xNet Leverage

MDA Will Achieve Under 3.0x Leverage by 2020MDA Proprietary Closing

Improved MDA Cash Flow Generation Profile

	MDA Peers [1]	MDA	DigitalGlobe	PF MDA
'16 - '18E Adj. EBITDA CAGR	*8.3%*	*3.2%*	*4.6%*	*5.4%*
2016A Adj. EBITDA Margin	*15.4%*	*17.2%*	*55.3%*	*29.2%*
2016A Adj. EBITDA - CapEx as % Sales	*12.3%*	*10.7%*	*28.8%*	*16.4%*
% Sales to U.S. Gov't	*60%*	*7%*	*64%*	*24%*
EV / 2017E Adj. EBITDA	*11.2x*	*10.0x* [2]	*8.0x* [2]	*?*

Geographic Mix
(FY 2015A)



Other
APAC
12%
6%
17%
EMEA
65%
North America
South America
Australia
7%
3%
Canada
14%
30%
US
23%
23%
Europe
Asia
International
29%
US
71%
US
42%
58%
International

Following the transaction, MDA will have more diversified and higher quality free cash flow

Source: Company filings and FactSet as of February 24, 2017.
(1) MDA Peers include Boeing, Lockheed Martin, General Dynamics, Northrop Grumman, Thales, Harris Corporation, L-3 Technologies, Orbital ATK, Teledyne, CAE and Ultra Electronics.
(2) As of February 16, 2017, the last trading day prior to market speculation regarding a potential transaction.

SSL MDA
SSL MDA Proprietary

Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

25

26

Appendix

Transaction Details

Transaction Summary

Transaction Terms	• MDA to purchase DigitalGlobe for C$3.1 billion (US$2.4 billion) in cash and stock, plus the assumption of C$1.6 billion (US$1.2 billion) in net debt • Each DigitalGlobe common share will be exchanged for US$17.50 in cash and 0.3132 MDA common shares, valued at US$17.50 based on MDA's closing stock price of C$73.40 on February 16, 2017* and a C$ / US$ exchange ratio of 0.7612 • DigitalGlobe shareholders are expected to own ~37% of the combined company following completion of the transaction
Benefits to Shareholders	• Provides DigitalGlobe Shareowners with Immediate Cash Value and Opportunity to Participate in Upside Potential of Combined Company • Expands Market Access, Increases Scale, and Diversifies Revenue and Customer Base • For holders of the combined company, immediate scale, resources and technology to serve increasingly complex needs of government and commercial customers
Board/Management	• 3 members of the DigitalGlobe Board will be appointed to the MDA Board • MDA President & Chief Executive Officer Howard Lance will lead the combined company • The DigitalGlobe name, brand and headquarters in Westminster, CO will be maintained

* Represents the unaffected closing stock price on the last trading day prior to market speculation about a potential transaction

SSL MDA
SSL MDA Proprietary *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page*
27

Financing, Timing and Future Plans

Financing	• Fully committed financing in place for cash portion of the purchase price • Pro forma leverage of ~4.1x net debt to Operating EBITDA at closing; Expect net leverage to be under 3.0x by 2020 • Pro forma capital structure and cash flow profile provides ability to continue to invest to drive growth
Approvals/Timing	• Unanimously approved by both Boards of Directors • Subject to approval by shareholders of both companies • Estimated close in 2H 2017, upon completion of regulatory approvals and other customary conditions
Post-Closing	• DigitalGlobe will operate as a stand-alone division of SSL MDA Holdings, under the recently signed Security Control Agreement with the U.S. Department of Defense • As part of this transaction, MDA will dual list its shares on the NYSE in addition to the TSX • Upon completion of the transaction, the combined Company will continue to execute its U.S. Access Plan strategy. This will include further reorganization of all or part of the combined Company's corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals.

SSL MDA
SSL MDA Proprietary *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page*
28

29 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page More Diversified MDA Portfolio

Sector

Markets

Diversifies MDA portfolio with addition of more predictable geospatial data and services business revenue

Data and Services

Hardware

Pro Forma

Pro Forma

Creates immediate scale and credibility serving U.S. Government

Other

U.S. Government

30

Appendix

MDA Overview

31 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page MacDonald DettwilerFinancial Trends

880

1,819

2,099

2,117

2,064

2012

2013

2014

2015

2016

Revenues(C$ millions)

214

325

348

377

371

2012

2013

2014

2015

2016

Operating EBITDA(C$ millions)

3.91

5.13

5.76

6.08

5.78

2012

2013

2014

2015

2016

Operating Earnings per Share (C$)

2,186

2,991

3,094

2,887

2,386

2012

2013

2014

2015

2016

Order Backlog(C$ millions)

32 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Leadership-Howard L. Lance

President & CEO, MacDonald Dettwiler(May 2016-present)Space systems and information

Executive Advisor, Blackstone Group Private Equity (2012-2016)Industrials and healthcare IT services

President & CEO, Harris Corporation (2002-2012)Defense and commercial communications systems and IT services

Present & COO, NCR Corporation (2001-2002)Retail and financial technology solutions

Executive Vice President, Emerson Electric Company (1984-2001)Electronics and telecommunications systems

B.S Industrial Engineering, Bradley University

M.S. Management, Purdue University

Presidential appointee to National Security Telecommunications Advisory Committee, U.S. Department of Homeland Security

Business Roundtable

Aerospace Industries Executive Committee

33 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page MDA Locations

International Offices (27)

UK (8)

Saudi Arabia (1)

Moscow, Russia (1)

Australia (5)

India (12)

US Client Sites

Various (70)

Chantilly, VA

SSL Gov’t Systems

(6)

Toronto, ON

Robotics

(354)

Montreal, QC

Satellite Subsystems

(766)

Ottawa, ON

Surveillance & Intelligence

(41)

Halifax NS

Surveillance & Intelligence

(47)

Pasadena, CA

Robotics

(21)

Palo Alto, CA

Satellites

(2,460)

San Francisco, CA

US HQ

(11)

Vancouver, BC

Canada HQ

(21)

Richmond, BC

Surveillance & Intelligence

(656)

Ypsilanti, MI

MIssionSystems

(150)

Gaithersburg, MD

Mission Systems

(200)

34 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Value Creation for Stakeholders

“4 Pillars of Performance”

Customer Focus

Commitment to Innovation

Growth Mindset

Flawless Execution

1

2

3

4

35 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page SSL Built Satellites Help Shape Today’s World

Emergency and Disaster

Response

Mobile Comm. Satellites

Remote and Global Access

Direct Broadcast Satellites

Entertainment

Two-Way Broadband Satellites

Internet Access

SSL LEO Spacecraft Overview

- SSL is developing a new product line called SSL 100 to offer cost-efficient solutions for emerging markets
- Leverages "new space" approaches
  - COTS hardware that is screened to meet minimal radiation levels
  - Applying terrestrial hardware for space applications (e.g., using MEMS gyros developed for automotive or airborne applications in space)
- Retains SSL's industry leading processes to ensure high reliability and quality
- Reuses flight-proven hardware/software from our successful SSL 1300 GEO as well as algorithms from LEO missions (e.g., attitude control algorithms developed for GRACE/GRAIL)

Parameter	Capability
Orbits	LEO to GEO
Life	Up to 10 years LEO Up to 5 years in GEO
PL Power	Up to 1 kW
PL Mass	Up to 200 kg

SSL & MDA Combined Experience and Expertise



SSA
(Sapphire, 2013)



Precision Measurement
(Grace 2002/Grail 2011)



Radar (RCM, 2018)



Robotic Servicing
(Orbital Express, 2007)



Proximity Ops / Lidar
(XSS-11, 2005)



Communications
(Globalstar, 2000)



Affordable Access
to Space



SSL 1300 Components and
Tech Development Work

SSL 100



SSL MDA Proprietary *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page*
36

37 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page MDA and SSL Three-Axis Satellite Family –LEO

*Includes satellites waiting for launchOn-Orbit    UnderConstruction* Total

Total    29 20105

38 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Surveillance and Intelligence

Aviation:

Land Administration:

Navigation support software that increase the safety and efficiency of aircraft landings and take-offs, supporting the next generation of air traffic management

Land registry and cadaster information solutions with industry leading platform for recording real property titles and transactions

Surveillance of Space

MDA has proven ability to deliver highly reliable, low cost satellites and constellations that meet our customers’ operational needs for Earth and space observation solutions

39 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Satellite Systems

MDA is the world’s largest independent commercial supplier of communication satellite antennas across C, Ku, Ka, L, and UHF bands

Antennas:

Electronics:

Payloads:

MDA also provides advanced RF, Power Electronics, and Digital Solutions for satellite payloads

In selected cases, MDA offers complete payload solutions to emerging satellite prime contractors

Mission Systems

Representative Unclassified Platforms



Global Hawk EO / SAR image chain analysis and processing



Signature Diagnostic System for storing and analyzing LO inspection data





SIVAM Multi-Mode, Multi-Channel, Multi-Band SAR System



Remote Ground Terminals

Image Processing



Landsat 7 30 m | SPOT 2.5 m | IKONOS 1 m


IVT System
High Frame Rate Camera
Lens


Sensor Development
Data Collection & Handling
Processing
Exploitation
System Management & Dissemination
Visualization, Search, and Analysis

SSL MDA
SSL MDA Proprietary *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page*
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